<PAGE 1>
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
      Under the Securities Exchange Act of 1934 (Amendment No. 5)*
                           GREAT FALLS BANCORP
        .........................................................
                            (Name of Issuer)
                 Common Stock, $1.00 par value per share
               ...........................................
                     (Title of Class of Securities)
                              390 380 10-3
       ..........................................................
                             (CUSIP Number)
           MARINO A. BRAMANTE, Individually and as Trustee of
             the M.A. Bramante, DDS, P.A. Retirement Trust,
           659 Valley Road, Wayne, NJ  07470 -- (201) 694-8082
       ..........................................................
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)
                            December 31, 1995
       ..........................................................
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 390 380 10-3                                     Page 2 of 8 pages

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Marino A. Bramante, Individually and as Trustee of the M.A. Bramante, DDS, P.A. Retirement Trust
          SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)                                                (a)  [  ]
                                                                  (b)  [ x]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
               PF

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
               Not applicable

6)   Citizenship or Place of Organization
               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7)   Sole Voting Power
                3,179

     8)   Shared Voting Power
               24,335

     9)   Sole Dispositive Power
                6,045

     10)  Shared Dispositive Power
               46,681

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               63,386

12)  Check box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                 [  ]

13)  Percent of Class Represented by Amount in Row (11)
               3.65


     14)  Type of Reporting Person (See Instructions)
               IN

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CUSIP No. 390 380 10-3                                     Page 3  of 8 pages

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Eleanor Bramante, Individually and as Trustee of the M.A. Bramante, DDS, P.A. Retirement Trust
          SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)                                                (a)  [  ]
                                                                  (b)  [ x]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
               Not applicable

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
               Not applicable

6)   Citizenship or Place of Organization
               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7)   Sole Voting Power
               10,474

     8)   Shared Voting Power
               24,335

     9)   Sole Dispositive Power
               10,660

     10)  Shared Dispositive Power
               46,681

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               57,341

12)  Check box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                 [  ]

13)  Percent of Class Represented by Amount in Row (11)
               3.25


     14)  Type of Reporting Person (See Instructions)
               IN

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Item 1.  Security and Issuer

          This statement relates to the Common Stock, $1.00 par value per share ("Common Stock"), of Great Falls Bancorp (the
"Corporation"). The Corporation's principal executive office is located at 55 Union Boulevard, Totowa, NJ 07512.

Item 2.  Identity and Background

          (a) This statement is being filed by the following persons (the "Bramante Group"): (1) Marino A. Bramante, individually and as a co-Trustee of the M.A. Bramante, DDS, P.A.
Retirement Trust (the "Bramante Trust"); and (2) Eleanor
Bramante, individually and as a co-Trustee of the Bramante Trust.

          (b), (c) Dr. Bramante's employment is as President, M.A. Bramante, DDS, P.A., 659 Valley Road, Wayne, NJ 07470 (orthodontist). Mrs. Bramante does not have any principal occupation or employment. Her residence address is 875 Huron Road, Franklin Lakes, NJ 07417.

          (d) During the last five years, none of the persons filing this report has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the persons filing this report has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Dr. Bramante and Mrs. Bramante are both citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

          Not applicable to any shares acquired within the last
60 days.

          Explanation. On December 31, 1995, Dr. Bramante's beneficial ownership of the Corporation's Common Stock increased by 1,244 shares as a result of the Corporation's acquisition of Bergen Commercial Bank ("BCB"), of Paramus, New Jersey, on December 31, 1995 (the "Acquisition"). Dr. Bramante received 1.7 shares of the Corporation's Common Stock for each share of common stock of BCB owned prior to the Acquisition. Such shares were acquired solely on a pro rata basis with other shareholders of BCB, without the payment of any consideration other than the surrendered shares of BCB which Dr. Bramante owned.

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          Dr. Bramante's direct ownership of shares of the
Corporation's Common Stock had previously increased on November 30, 1995 by 665 shares as a result of his exercise of stock options previously granted to him under the 1993 Stock Option Plan (the "1993 Plan"). Dr. Bramante paid the option price, $7.51 per share or a total of $4,994, from his personal funds.

          In addition, Dr. Bramante's beneficial ownership increased by 2,200 derivatively-owned shares as a result of options previously granted to him under the Corporation's 1995 Stock Option Plan (the "1995 Plan") becoming exercisable within 60 days. Dr. Bramante has not paid any consideration in connection with either the grant of such options to him or their becoming exercisable within 60 days.

Item 4.  Purpose of Transaction

          The increase in beneficial ownership of shares pursuant to the Acquisition was not the result of any independent investment decision by Dr. Bramante or Mrs. Bramante, and was without any consideration paid by them.

          Dr. Bramante exercised his stock options under the 1993 Plan to the extent of 665 shares in order to prevent a lapse of those options which would have occurred if the options had not been exercised by the end of 1995. Dr. Bramante's present intention is to exercise all of his remaining options under the 1993 Plan and all of the stock options granted to him under the 1995 Stock Option Plan at some time before such options lapse on December 31, 1997, assuming the value of the Common Stock continues to exceed the adjusted option prices per share, currently $7.51 for the options under the 1993 Plan and $11.36 for options under the 1995 Plan. Dr. and Mrs. Bramante also intend to exercise the Equity Contracts on or before November 1, 1997, to purchase the Corporation's Common Stock.

          At the present time, none of the persons filing this report has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's business or corporate structure; changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national

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securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

          (a) Dr. Bramante is the beneficial owner of 63,386 shares of Common Stock, which represents approximately 3.65% of the issued and outstanding Common Stock. Mrs. Bramante is the beneficial owner of 57,341 shares of Common Stock, which represents approximately 3.25% of the issued and outstanding Common Stock. Despite the increase in the number of shares beneficially owned by Dr. Bramante, the percentage of shares beneficially owned by both Dr. Bramante and Mrs. Bramante has decreased below 5% of the outstanding Common Stock as a result of the Acquisition. Therefore Dr. Bramante and Mrs. Bramante will not be filing Schedule 13D or amendments thereto in the future unless and until their beneficial ownership exceeds 5% of the outstanding Common Stock. These beneficial ownerships consists of the following:

               (1) 1,935 shares of Common Stock held directly by Dr. Bramante in his own name.

               (2) 10,474 shares of Common Stock held directly by Eleanor Bramante and thus indirectly by Dr. Bramante.

               (3) 24,335 shares of Common Stock held by the Bramante Trust.

               (4) 1,244 shares of Common Stock held indirectly by a corporation

               (5)  666 shares of Common Stock owned by Dr.
     Bramante derivatively as a result of presently exercisable options previously granted under the 1993 Plan. The adjusted option price is $7.51 per share.

               (6)  2,200 shares of Common Stock owned by Dr.
     Bramante derivatively as a result of options exercisable within 60 days previously granted under the 1995 Plan. The adjusted option price is $11.36 per share.

               (7)  22,346 shares of Common Stock owned
     derivatively as a result of presently exercisable options under $240,000 face amount of Equity Contracts, held by the Bramante Trust. The adjusted option price is $10.74 per share.

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               (8)  186 shares of Common Stock derivatively owned
     by Eleanor Bramante, and thus indirectly by Dr. Bramante, subject to presently exercisable options under $2,000 face amount of Equity Contracts. The adjusted option price is $10.74 per share.

          (b) Dr. Bramante has sole voting power and sole dispositive power with respect to the 1,935 shares held directly by him in his own name and the 1,244 shares held indirectly by a corporation, and sole dispositive power with respect to the stock options (total 2,866 shares) which are exercisable within 60 days. Mrs. Bramante has sole voting power and sole dispositive power with respect to the 10,474 shares she holds directly in her name, and sole dispositive power with respect to the 186 shares owned derivatively through Equity Contracts owned in her name. Dr. and Mrs. Bramante have shared voting power and shared dispositive power with respect to the 24,335 shares owned by the Bramante Trust, and shared dispositive power with respect to the 22,346 shares owned derivatively through Equity Contracts which are owned by the Bramante Trust. The Equity Contracts and stock options have no voting power.

          (c) The only transactions in the Common Stock of the Corporation that were effected during the past 60 days by the persons filing this report are as follows:

Date of         Number of     Price per        Nature of
Acquisition     Shares        Share          Transaction

12/31/95         1,244         N/A      Issuance of 1.7 shares of
                                        Great Falls Bancorp stock
                                        in exchange for each
                                        share of Bergen
                                        Commercial Bank stock
                                        upon consummation of the
                                        Acquisition


      (d), (e)  Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

          Dr. Bramante and Mrs. Bramante are married to each other. Except for such relationship, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the reporting persons and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


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Item 7.  Material to be Filed as Exhibits

          Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.


Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February  5, 1996
Date

/s/ Marino A. Bramante

Signature

Marino A. Bramante, Individually and
as Trustee of the M.A. Bramante, DDS,
P.A. Retirement Trust
Name/Title

February  5, 1996
Date

/s/ Eleanor Bramante

Signature

Eleanor Bramante, Individually and
as Trustee of the M.A. Bramante, DDS,
P.A. Retirement Trust
Name/Title